October 10, 2024

Gregory Delory
Chief Executive Officer
Helio Corp /FL/
2448 Sixth Street
Berkeley, CA 94710

       Re: Helio Corp /FL/
           Draft Registration Statement on Form S-1
           Submitted September 13, 2024
           CIK No. 0001953988
Dear Gregory Delory:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 13, 2024 Prospectus Summary, page 1

1. Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your competitive advantages, growth strategy and investment highlights without equally prominent disclosure regarding your weaknesses.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28

2. Please discuss whether inflationary pressures or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have
 October 10, 2024
Page 2

       materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Description of Business, page 34

3. Please revise to include a description of your manufacturing process, and if material, discuss the sources and availability of raw materials and the names of your principal suppliers. Refer to Item 101(h)(4) of Regulation S-K.
4. We note your disclosure on page 12 that one of your customers accounted for 33.7%
       of the company's outstanding receivables as of the year ended October
31,
       2023. Please disclose whether and to what extent you rely on a single or limited number of customers, and if required, file any material agreements with such customer as exhibits to your registration statement.
Security Ownership of Management and Certain Securityholders, page 49

5. Please disclose the address of each beneficial owner included in the table in this section. Refer to Item 403 of Regulation S-K.
Heliospace Corporation
Notes to the Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-7

6. We note your revenue recognition policy on page F-7; however, we do not believe the information meets the disclosure objective of ASC 606-10-50 to provide sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. In this regard, please expand to disclose the nature of your products and services provided to contracts with customers for each of your revenue categories on page F-4, whether revenue is recognized either at a point in time, such as upon delivery or shipment of the finished product or upon customer acceptance, or over time as the services are performed or satisfied over the contract period. Discuss whether your contracts contain single or multiple performance obligations and whether they are distinct, and how they are satisfied in recognizing revenue and allocating the transaction price. Refer to the disclosure requirements in ASC 606-10-
       50.
Item 15. Recent Sales of Unregistered Securities, page II-1

7. We note your issuance of an aggregate of $1,000,000 in convertible notes. If required, please revise to disclose these transactions in this section, including the exemption from registration claimed.
Signatures, page II-4

8. Please revise to provide the information required by Instruction 1 to Signatures of
       Form S-1.
 October 10, 2024
Page 3

       Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing